

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 12, 2010

<u>VIA U.S. Mail and Facsimile</u>

Mr. Jeffrey D. Capello
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

>   **Re: Boston Scientific Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed February 26, 2010**
>   **Form 10-Q for the quarterly period ended March 31, 2010**
>   **File No. 001-11083**

Dear Mr. Capello:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Executive Summary, page 38

1. We see that you have described the impact of foreign currency fluctuations on overall net sales from 2008 to 2009 and separately for your CRM group. If material, please revise future filings to also describe the foreign currency impact on net sales for the other five groups that are separately discussed.

Business and Market Overview

Cardiac Rhythm Management, page 43

2. We reference your disclosure about disciplinary actions taken against certain of your US CRM sales personnel and the statement that the actions could result in lost net sales in the short term. We also noted that during the fourth quarter of 2009, CRM sales declined to $607 million, or 6%, from $646 million in the third quarter of 2009. Please tell us the reasons for the fourth quarter 2009 CRM decrease from the prior quarter and the impact, if any, the aforementioned terminations contributed. Future filings should discuss all material factors that contributed to significant changes in revenues.

Liquidity and Capital Resources, page 65

3. We see that you have $864 million of cash on hand at December 31, 2009 and that you have other significant contractual obligations of $2.2 billion that you expect to pay during 2010. In this regard, we see that you had a net reduction in cash during the fiscal quarter ended March 31, 2009. Please revise future filings to provide a more enhanced discussion on how you intend to finance your cash obligations. Please refer to the requirements of Item 303(A)(1) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note A – Significant Accounting Policies

Warranty Obligations, page 89

4. We note that you offer warranties on your products and that a substantial portion of your sales is generated from the sale of new products. Please revise future filings to disclose the nature and term of your product warranties. Additionally, in your response, please tell us how you estimate warranty obligations for new products. Please refer to FASB ASC 460-10-50-8.

Goodwill Impairment, page 92

5. We see from page 23 that you identified two reporting units with a material amount of goodwill that are at higher risk of potential failure of the first step of the impairment test in future reporting periods. However, you did not believe there were indicators of impairment as of December 31, 2009 to necessitate the performance of an interim impairment test. Please clarify which reporting units had a heightened risk of goodwill impairment and tell us why you did not believe that there were any indicators of impairment that would require an interim impairment test to be performed at December 31, 2009. In this regard, we see that CRM sales decreased in the fourth quarter, you terminated a large number of sales personnel, your stock price significantly declined in the fourth quarter of 2009 and you announced a $1.8 billion impairment charge in the first quarter of 2010. Refer to FASB ASC 350-20-35-30.

Note K – Income Taxes, page 122

6. We reference your disclosure that during 2009, you received the Revenue Agent's Report for your federal tax examination covering years 2004 and 2005. You indicate that you continue to disagree with and contest the "significant proposed adjustment" related primarily to the allocation of income between your US and foreign affiliates. Please revise future filings to disclose the potential range of the impact of the "significant proposed adjustment," or tell us why you do not believe this disclosure is required by FASB ASC 740-10-50-15(d). Additionally, please tell us in your response how you applied the criteria in FASB ASC 740-10-25 in determining your accounting for the proposed adjustment.

Note L – Commitments and Contingencies, page 132

7. We note your disclosure of a whistleblower complaint which led to an August 2009 letter requesting an internal investigation of the alleged off-label promotion of certain devices. Please update the status of the internal investigation in future filings and disclose any expected financial statement impact.

Item 11. Executive Compensation, page 152

8. We note your disclosure under the heading "Risk Considerations and Internal Pay Analysis" on page 30 of your definitive proxy statement that you have incorporated by reference to your Form 10-K. Please describe the process you undertook to reach the conclusion that disclosure pursuant to Regulation S-K Item 402(s) is not necessary.

Schedule II – Valuation and Qualifying Accounts, page 171

9. Regarding your columnar presentation of the allowances for uncollectible accounts and sales returns and allowances, please tell us in more detail what the adjustment referred to as "charges to (deductions from) other accounts" represents. The current explanation is unclear.

Form 10-Q for the quarterly period ended March 31, 2010

Note B. Goodwill and Other Intangible Assets, page 6

10. Please tell us the date that you performed the interim impairment tests on your goodwill and the amortizable intangible assets. Please also discuss how you considered FASB ASC 350-20-35-31 which states that goodwill and another asset of a reporting unit are tested for impairment at the same time, the other asset (amortizable intangible assets) shall be tested for impairment before goodwill.

11. We see that you have $3.8 billion of U.S. CRM amortizable intangible assets as of March 31, 2010 and you determined that those assets are not impaired based on an undiscounted cash flow analysis. In addition, you state that after the goodwill impairment loss, the book value of your U.S. CRM business unit exceeds its fair value. Please tell us how you determined that the amortizable intangible assets are not impaired at March 31, 2009 under FASB ASC 360-10-35-17. Tell us the circumstances that resulted in the related goodwill being impaired while the related amortizable asset is not.

* * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3256 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Kristin Lochhead
Accounting Reviewer